ORRICK, HERRINGTON & SUTCLIFFE LLP THE ORRICK BUILDING 405 HOWARD STREET SAN FRANCISCO, CALIFORNIA 94105-2669 tel +1-415-773-5700 fax +1-415-773-5759 www.orrick.com

September 25, 2008	Brett Cooper (415) 773-5918 bcooper@orrick.com

VIA EDGAR

H. Christopher Owings, Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Re:	Central Garden & Pet Company
Form 10-K Filed November 28, 2007
Definitive Proxy Statement on Schedule 14A Filed December 31, 2007
Form 8-K Filed February 7, 2008
File No. 001-33268

Dear Mr. Owings:

This letter sets forth the responses of Central Garden & Pet Company (the “Company” or “Central”) to the comments set forth in the Staff’s letter dated August 25, 2008 in connection with the above filings filed with the Securities and Exchange Commission. For ease of reference, we have set forth each comment in the Staff’s letter followed by the Company’s response.

Annual Report on Form 10-K Fiscal Year Ended September 29, 2007

Business, page 1

1.	Comment: We note the disclosure of the various products and services whereby you derive a diverse stream of revenue. Please disclose for each period presented the amount or percentage of total revenue contributed by each class of similar products or services which accounted for 10% or more of consolidated revenue in any of the last three fiscal years. Refer to Item 101(c)(1)(i) of Regulation S-K. Please also disclose in Note 15 to your financial statements revenues from external customers for each product or service or each group of similar products and services unless it is impracticable to do so. If providing the information is impracticable, that fact should be disclosed. Refer to paragraph 37 of SFAS 131. If applicable, please tell us why disclosure of revenues from external customers for each product or service or each group of similar products and services is impracticable.

H. Christopher Owings

Securities and Exchange Commission

September 25, 2008

Response: In future filings, the Company will add disclosure in its Form 10-K and in its segment footnote to disclose for each period presented the amount or percentage of total revenue contributed by each class of similar products which accounted for 10% or more of consolidated revenue in any of the last three fiscal years, similar to the following:

The following table indicates each class of similar products which represented more than 10% of our consolidated revenue in the fiscal years presented.

Category	2005		2006		2007
Grass Seed		%		%		%
Bird Feed		%		%		%
Garden Chemicals & Controls		%		%		%
Other Garden Supplies		%		%		%
Other Pet Supplies		%		%		%

Properties, page 20

2.	Comment: We note that the first paragraph under the heading “Properties” states that you have 41 manufacturing facilities and 34 sales and logistics facilities. The tables listing the facilities only shows 33 manufacturing facilities and 33 sales and logistics facilities. We also note that under the headings (1) “Manufacturing” on pages 6 and 9, you state that you have 18 manufacturing facilities for your pet segment and 23 such facilities for your garden segment, or a total of 41, and (2) “Sales and Logistics Network” on pages 5 and 8, you state that you have 9 sales and logistics facilities for your pet segment and 24 such facilities for your garden segment, or a total of 33. In addition, in the paragraph following the tables, you state that you lease 20 manufacturing facilities and 29 sales and logistics facilities but the table listing the facilities only shows 16 (not 20) leased manufacturing facilities and 28 (not 29) leased sales and logistics facilities. Please explain these discrepancies to us or revise your disclosure as appropriate.

Response: At the time of the filing of the Form 10-K for fiscal 2007, the Company operated 41 manufacturing facilities and 34 sales and logistics facilities. The Company leased 20 manufacturing facilities and 29 sales and logistics facilities. In eight of the locations listed in the tables on pages 20 and 21 of the Form 10-K, the Company had multiple facilities in the same city, the number of which is indicated in parentheses. When the multiple locations are counted, the number of manufacturing, sales and logistic and lease facilities agrees with the Company’s reporting. To avoid confusion, the Company will revise its disclosure in future filings to clarify that the numbers in parenthesis represent multiple facilities at such location.

H. Christopher Owings

Securities and Exchange Commission

September 25, 2008

The sales and logistics count for the Company’s Pet Products business on page 5 refers to the domestic sales and logistics network, which consists of 9 facilities. The total of 10 includes a location in Somerset UK.

Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 23

3.	Comment: Please add the required footnotes to the table at the bottom of page 23. Refer to Instruction 2 to Item 703(b)(4) of Regulation S-K. This disclosure should be included in future 10-Q filings as well.

Response: In future filings, the Company will add the footnote disclosures to the table required by Item 703(b)(4) of Regulation S-K. The Company added the following disclosure in its recently filed Form 10-Q for the period ended June 28, 2008:

(1) In December 2005, the Board of Directors authorized the repurchase of up to $100 million of the Company’s common stock. The program has no expiration date and expires when the amount authorized has been used or the Board withdraws its authorization.

(2) All shares purchased during the period indicated represent withholding of a portion of shares to cover taxes in connection with vesting of restricted stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Liquidity and Capital Resources, page 32

4.	Comment: Net debt appears to be a non-GAAP financial measure. As such, please also provide the disclosures required by Item 10(e)(1)(i)(C) and (D) of Regulation S-K or tell us why you believe that net debt does not represent a non-GAAP measure.

Response: The Company does not intend to present Net debt in future filings. If any non-GAAP measure is provided in future filings, the Company will provide the appropriate reconciliation and other required disclosures required by Item 10(e) of Regulation S-K.

H. Christopher Owings

Securities and Exchange Commission

September 25, 2008

Financial Statements and Supplementary Data, page 39

Management’s Report on Internal Control Over Financial Reporting, page 40

5.	Comment: Please include a statement that your registered accounting firm has issued an attestation report on your internal control over financial reporting. Refer to Item 308(a)(4) of Regulation S-K.

Response: The Company will include disclosure in its fiscal 2008 Form 10-K within Management’s Report On Internal Control Over Financial Reporting similar to the following:

The Company’s independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on the Company’s internal control over financial reporting, which appears on page x of this Form 10-K.

Notes to Consolidated Financial Statements, page 47

Note 5. Goodwill, page 53

6.	Comment: Please tell us the results of the first step of your annual impairment test and describe in detail how you determined the fair value of your reporting units. In doing so, summarize the significant assumptions used in your analysis of discounted cash flows of the reporting units, your consideration of the likelihood of possible outcomes and your use of private and public trading multiples for similar entities. Please also tell us whether you were required to perform the second step of the goodwill impairment test, and if so, the results of test. Finally, please disclose in more detail how you determine the fair value of your reporting units and the significant assumptions underlying your valuations. Refer to APB 22 regarding disclosure of significant accounting policies.

7.

Comment: We note that you recognized a significant goodwill impairment charge in the first quarter of fiscal 2008. Based on your disclosure in recent developments on page 16 of Form 10-Q filed February 7, 2008, it appears that you may have changed your methodology in testing goodwill for impairment because of the significant decline in your market capitalization by placing greater emphasis on current stock trading values as opposed to the estimated fair values of your reporting units based on discounted cash flows and private and public market trading multiples for similar entities. Please advise in detail including whether you revised your estimates of discounted cash flows and any revisions in your use of your market capitalization and/or private and public trading multiples for similar entities. If you

H. Christopher Owings

Securities and Exchange Commission

September 25, 2008

changed the method used to estimate the fair value of your reporting units, tell us why you believe the new method provides a better estimate of fair value as well as the catalyst for the change. Also, please tell us the results of the updated impairment test as of December 29, 2007 as compared to your fiscal 2007 annual impairment test. In doing so, please provide us your analysis of the carrying value and fair value of your reporting units based on your valuation methodology used in the fiscal 2007 annual impairment test and the impairment test performed as of December 29, 2007. If you were required to perform step two of the test, show us the results of the phantom purchase price allocation. The analysis should reflect your estimates based on discounted cash flows, market capitalization and private and public market trading multiples for similar entities and a detailed discussion of your methodology of estimating the fair value of your reporting units at each date, including significant assumptions. In addition, please tell us whether you tested goodwill for impairment at September 29, 2007 as a result of the decline in your market capitalization during the fourth quarter and, if so, the results of step one of the test and whether step two of the test was necessary. If no testing was performed, explain to us your basis for concluding that no impairment testing was necessary at September 29, 2007 and why the decline in your market capitalization is not considered an event or change in circumstance that would require an impairment test at that date. Refer to paragraphs 18 – 29 of SFAS 142. We may have further substantive comment.

8.	Comment: Given the consistent decline in your market capitalization from September 29, 2007 to the filing date of the report, please tell us your consideration of providing disclosure regarding the significant decline in market value and its potential impact on your financial statements. Refer to paragraph .05 of Auditing Standards Codification AU Section 560.

Response to Comments 6, 7 & 8: The Company believes the most meaningful way to address the Staff’s comments relating to goodwill and explain to the Staff the Company’s considerations as of the (i) July 1, 2007 annual impairment test date, (ii) September 29, 2007 fiscal 2007 year-end, and (iii) December 29, 2007 fiscal 2008 first quarter-end is to present the chronology below. The Company has addressed all of the Staff’s specific comments included within comments 6, 7 and 8.

July 1, 2007 Annual Impairment Test

For fiscal 2007, the Company performed its annual test of goodwill for possible impairment as of the first day of its fiscal fourth quarter, or July 1, 2007. The results of the first step of the Company’s annual impairment test showed that the estimated fair value of the Company’s four reporting units each exceeded their carrying values. As such, the Company concluded that goodwill was not impaired and, accordingly, the second step of the impairment test was not required.

H. Christopher Owings

Securities and Exchange Commission

September 25, 2008

The estimate of fair value of each of the Company’s four reporting units was based on the Company’s projection of revenues, gross margin, operating costs and cash flows considering historical and anticipated future results, general economic and market conditions as well as the impact of planned business and operational strategies. The valuations employed present value techniques to measure fair value and consider market factors, using discounted cash flow analyses. The key assumptions used to determine the fair value of each reporting unit were: (a) net revenues, gross profit, operating income and expected cash flows for the period 2008 to 2013; and (b) a discount rate of 9.0%, which was based on management’s best estimate of the Company’s after-tax weighted average cost of capital adjusted for risks associated with reporting unit operating results and cash flows. Management believes the discount rate used was consistent with the risks inherent in the Company’s business model.

The Company’s analysis of the carrying values and fair values of its reporting units as of July 1, 2007 follows ($ in 000’s):

	Life Science	Pet Other	Pennington	Garden Other	Total
Estimated fair value	$694,000	$689,000	$457,000	$318,000	$2,158,000
Carrying value	389,000	410,000	306,000	267,000	1,372,000

Difference	$305,000	$280,000	$152,000	$51,000	$786,000

Total estimated fair value of reporting units					$2,158,000
Less long-term debt					(616,000)

Fair value of Company equity as of July 1, 2007					$1,542,000

The total fair value of Company equity of approximately $1.5 billion was greater than the Company’s market capitalization of approximately $900 million as of that date. In attempting to reconcile to the Company’s market capitalization as of that date, the Company reduced its internally determined aggregate fair value of the four reporting units combined by 20%, as a measure of conservatism, and then compared the result of $1.2 billion to the market capitalization of approximately $900 million, plus an assumed control premium of 20%, or approximately $1.1 billion. The more conservative fair value estimate of all reporting units on a combined basis reasonably reconciled to the Company’s market capitalization. Because a 20% reduction in the fair value of the Garden-Other reporting unit would have necessitated a step #2 test, the Company revisited the key assumptions in its analysis. After challenging them again, the Company continued to believe they were appropriate and reflected the economics of the business at that time. Therefore, the Company concluded that there was no impairment of goodwill in any of the four reporting units.

H. Christopher Owings

Securities and Exchange Commission

September 25, 2008

September 29, 2007 Fiscal Year-End

The following historical stock prices and approximate market capitalization is useful background for the response below.

Date	Stock Price	Market Capitalization
July 1, 2007 — annual test	$12.26	$900 million
September 29, 2007 — fiscal year-end	8.90	640 million
November 27, 2007 — 10-K filing	6.43	460 million
December 29, 2007 — quarter-end	5.66	410 million
February 6, 2008 — 10-Q filing	5.80	420 million

On November 28, 2007, the Company filed its Form 10-K for the fiscal year ended September 29, 2007. Management reviewed the situation as of the fiscal year end and through the date of the filing and considered whether there had been any significant changes in the Company’s future projections of operating results and cash flows, or to any of the important valuation assumptions underlying the analysis as of July 1, 2007. Management concluded that there were no significant changes suggesting the July 1, 2007 analysis should be updated. Management believed that the Company’s stock price had declined primarily for reasons unrelated to the fair value of the reporting units or the business, including general markets conditions, the emerging credit crisis and, more importantly, certain Company-specific matters noted below.

At the time the Company filed its Form 10-K, the Company’s stock price had been significantly depressed for only two months and the Company believed that was attributable to a number of Company-specific reasons that were also believed to be relatively short-term in nature. Following are the primary Company-specific reasons believed by management to have resulted in the stock price decline and diminution in stockholder value:

•	The Company’s filing of a universal shelf registration statement on August 16, 2007;

•	Announcement on September 10, 2007 of the Company’s proposed equity offering and issuance of preliminary Q4 earnings guidance;

H. Christopher Owings

Securities and Exchange Commission

September 25, 2008

•	Suspension on September 17, 2007 of the Company’s proposed equity offering and the withdrawal of preliminary Q4 earnings guidance;

•	Downgrades by the Company’s rating agencies, Standard & Poor’s and Moody’s, in September 2007;

•	The departure of the Company’s former chief executive officer on October 22, 2007; and

•	Credit concerns and uncertainties regarding the Company’s ability to remain in compliance with its senior debt covenants.

Management believed that once investors regained confidence in the Company and its prospects, investor confidence would rebound and the stock price would return to its historical trading range. For this reason, the Company concluded that collectively these events did not suggest there had been some triggering event that would require it to update its most recent annual analysis of goodwill.

At the time the Company filed its Form 10-K, based on internal projections of operating results, the Company expected its fiscal 2008 financial results to be better than in fiscal 2007. In addition, at that time, the Company was in compliance with all financial covenants in its loan agreements and, based on its then-current fiscal 2008 operating plans, expected to be in compliance with all such covenants throughout 2008. Management believed that uncertainties surrounding the Company’s financial prospects for 2008 and possible defaults under the Company’s credit agreements were significant factors that contributed to the decline in the Company’s stock price and that once the Form 10-K was filed, these uncertainties regarding the Company’s financial condition and results would be resolved. As a result, management concluded that there was no indicator of goodwill impairment. Thus, the Company performed no further test of goodwill for possible impairment at that time.

The Company concluded that the decline in stock price and market capitalization was more reflective of the general decline in the overall stock market, marketplace uncertainty associated with the emerging credit crisis, and several Company-specific reasons that were unrelated to the longer-term prospects of the Company, and that there had been no significant adverse impact on estimated future operating results or cash flows. Management continued to believe that the market would recognize in the near-term the long-term value of the business. The Company-specific reasons were believed to be relatively short-term in nature, and not based on any decrease in the fair value of the Company’s reporting units.

H. Christopher Owings

Securities and Exchange Commission

September 25, 2008

The annual impairment tests as of July 1, 2007 based on the Company’s consistent discounted cash flow methodology indicated no impairment. For these reasons, the Company did not believe it was necessary to include any subsequent events disclosure in the Form 10-K related to possible goodwill impairment in the future.

On December 28, 2007, the Company filed a preliminary Registration Statement on Form S-3, which included the following disclosure:

RECENT DEVELOPMENTS

As of July 1, 2007, we determined that there was no goodwill impairment. However, due to the continuing challenging business conditions and the resulting weakness in our stock price as of our fiscal year end on September 29, 2007 (on which date our market capitalization was approximately $642.9 million) and through December 27, 2007 (on which date our market capitalization was approximately $393.3 million), we may need to perform our impairment testing of goodwill during the next six months.

December 29, 2007 Quarter-End

As of the end of the first quarter on December 29, 2007, the Company again considered the decline in its stock price and aggregate market capitalization and concluded that market capitalization had been significantly below book value for a period approaching five months, a period the Company now viewed as one of longer term duration and likely related to more than general market conditions and other economic factors, unrelated to the Company-specific conditions previously cited. Thus, the Company concluded there was an indication of possible impairment at that date.

Accordingly, the Company performed a revised test for impairment as of December 29, 2007 using the same methodology employed for its prior annual impairment test as of July 1, 2007 and recognized a goodwill impairment charge in the quarter. The Company did not change its methodology in testing goodwill for impairment. The Company continued to use discounted cash flows to test for impairment and also considered if there was a reasonable relationship between the aggregate fair value of the Company’s four reporting units based on internal analysis and the aggregate market capitalization, as an additional test of the reasonableness of the suggested fair values of the reporting units in the aggregate from a market participant point of view.

As of December 29, 2007, the aggregate of the fair values of the Company’s four reporting units was significantly higher than the market capitalization, and the difference could not be explained by an assumed control premium, general market conditions, or the assumed short term impact of the Company-specific factors cited above.

H. Christopher Owings

Securities and Exchange Commission

September 25, 2008

The Company revisited its business and valuation assumptions used in the previous annual impairment test. Revised projections demonstrated significant reductions in forecasted cash flows due to the continuing soft economy, weakness in the housing sector and other reasons. In addition, the Company reconsidered the discount rate assumptions used in its analysis and concluded that a discount rate of 9% was too low given the continuing weak performance of the business and increased perceived risks with respect to future operating results, cash flows and credit risk. Accordingly, the Company increased the discount rate used to 15% to reflect the increased risk associated with the Company’s future operations and credit profile.

The Company’s analysis of the carrying values and fair values of its reporting units as of December 29, 2007 follows ($ in 000’s):

	Life Science	Pet Other	Pennington	Garden Other
Estimated fair value	$412,000	$329,000	$197,000	$143,000
Carrying value	366,000	402,000	301,000	258,000

Difference	$46,000	$(73,000)	$(104,000)	$(115,000)

Goodwill Balance	$205,000	$198,000	$99,000	$103,000

Total estimated fair value of reporting units				$1,081,000
Less long-term debt				(602,000)

Fair value of Company equity as of December 29, 2007				$479,000

Stock price at December 29, 2007				$5.66
Control premium				20%
Adjusted stock price				$6.80
Outstanding shares				72,000,000
Adjusted market capitalization				$490,000

Based on the Company’s discounted cash flow analysis and estimate of fair values as summarized above, which reasonably reconciled to the total market capitalization adjusted for a control premium, the Company impaired all goodwill associated with three of its four reporting units. For the three reporting units that failed the step #1 impairment test (Pet-Other, Pennington and Garden-Other), the Company performed a high-level step #2

H. Christopher Owings

Securities and Exchange Commission

September 25, 2008

analysis and compared the current fair values of those three reporting units to the carrying value by applying a hypothetical purchase allocation, as shown in the following table. Because the fair value of each of the three reporting units could be substantively attributed to net working capital, property, plant and equipment and other identifiable intangible assets, the entire amount of the goodwill of those three reporting units was impaired. The following summarizes the Company’s analysis in that regard:

	Pet Other	Pennington	Garden Other
Fair value of reporting unit	$329,000	$197,000	$143,000
Net Working Capital (a)	137,000	136,000	119,000
PP&E (b)	126,000	78,000	10,000
Other (c)	68,000	19,000	36,000

Total	$331,000	$233,000	$165,000

Implied Goodwill (d)	$(2,000)	$(36,000)	$(22,000)

(a)	The fair value of net working capital (principally receivables, inventory and accounts payable) represents book value as the Company believed it approximated fair value.

(b)	The fair value of property, plant and equipment was increased over book value by approximately $70 million (primarily related to the Pet-Other reporting unit) based on recent valuations the Company had obtained from third parties on some properties for other corporate purposes unrelated to this impairment test.

(c)	The fair value of the Pet-Other reporting unit’s other assets (principally intangible assets such as brands, trademarks, and customer-based intangibles) was estimated based on a comparison of EBITDA market multiples associated with these assets. For the Pennington and Garden-Other reporting units, other asset amounts represent the net book value of these assets. Since many of these reporting unit’s intangibles have no net carrying value, the Company believed that their fair values would only increase the total allocation to such assets and the implied negative goodwill in the Company’s analysis and the total amount of the goodwill impairment would not have changed. Therefore, the Company concluded its analysis.

(d)	Implied goodwill is the residual of all identified fair values in comparison to the total fair value of the reporting unit. Since the negative implied goodwill would have been reallocated to long-term assets in a purchase allocation under FAS #141, the Company considered all goodwill to be impaired.

H. Christopher Owings

Securities and Exchange Commission

September 25, 2008

In future Form 10-K and Form 10-Q filings, the Company will include disclosure in Critical Accounting Policies and in the notes to the consolidated financial statements similar to the following:

The estimate of fair value of each of the Company’s reporting units is based on the Company’s projection of revenues, gross margin, operating costs and cash flows considering historical and estimated future results, general economic and market conditions as well as the impact of planned business and operational strategies. The valuations employ present value techniques to measure fair value and consider market factors. Key assumptions used to determine the fair value of each reporting unit were: (a) expected cash flow for the fiscal period XXXX to XXXX; and (b) a discount rate of X % which was based on management’s best estimate of the after-tax weighted average cost of capital adjusted for risks associated with reporting unit operating results and cash flows. Management believes the discount rate used is consistent with the risks inherent in the Company’s business. Changes in the Company’s judgments and estimates could result in a significantly different estimate of the fair value of the reporting units.

Note 7. Long-Term Debt, page 55

9.	Comment: Please describe in more detail the pertinent provisions of the restrictive covenants contained in your senior secured credit facilities on your ability to pay dividends. Please also disclose the amount of retained earnings or net income restricted or free of restrictions. Refer to Item 4-03(e)(1) of Regulation S-X.

Response: Apart from covenants limiting restricted payments and capital expenditures, the Company’s credit facilities do not restrict the use of retained earnings or net income. The Company will add the following additional disclosure in future filings relating to the restrictive covenants affecting the Company’s ability to pay dividends.

Under the terms of our senior secured credit facilities, the Company may make restricted payments, including cash dividends, in an aggregate amount not to exceed $75,000,000 over the life of the facilities; if the total leverage ratio for the fiscal quarter most recently ended is less than 3.00 to 1.00, the maximum restricted payment amount will be increased to $100,000,000 over the life of the facilities. Apart from the covenants limiting restricted payments and capital expenditures, the facilities do not restrict the use of retained earnings or net income.

H. Christopher Owings

Securities and Exchange Commission

September 25, 2008

Note 10. Stock-Based Compensation, page 59

10.	Comment: You disclose that the expected stock price volatilities used to estimate the fair value of your option awards are estimated based on your “implied historical volatility.” Please tell us what “implied historical volatility” represents and why the use of “implied historical volatility” complies with the guidance in SFAS 123(R).

Response: The Company uses the historical volatility of its stock to estimate the expected volatility in determining the fair value of its option awards. The Company revised the disclosure in its Form 10-Q for the period ended June 28, 2008 as follows:

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model. Expected stock price volatilities are estimated based on the Company’s historical volatility.

Item 9A.	Controls and Procedures, page 73

11.	Comment: We note your disclosure that you believe that the controls and procedures in place are effective to ensure that information relating to the Company that is required to be disclosed in the reports that you file or submit under the Exchange Act is properly disclosed as required by the Exchange Act and related regulations. In future 10-Ks and 10-Qs, please revise the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e), or simply state, if true, that such officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

H. Christopher Owings

Securities and Exchange Commission

September 25, 2008

Response: In future filings, the Company will revise the disclosure relating to the conclusion of its principal executive and financial officers regarding the effectiveness of the Company’s disclosure controls and procedures to read as follows:

(a) Our Chief Executive Officer and Chief Financial Officer have reviewed, as of the end of the period covered by this report, the “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) that ensure that information relating to the Company required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported in a timely and proper manner and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based upon this review, such officers concluded that our disclosure controls and procedures were effective as of [Quarter End Date].

12.	Comment:: Please tell us what consideration your principal executive and principal financial officer has given to your apparent failure to file timely a Quarterly Report on Form 10-Q in making his effectiveness conclusion as to disclosure controls and procedures as required by Item 307 of Regulation S-K.

Response: The Company did not file its Quarterly Report on Form 10-Q for the period ended June 28, 2008 timely, because the Audit Committee of the Board of Directors was reviewing issues raised in a letter from an employee. The Form 10-Q was completed and ready to be filed by the filing deadline, but the Company, in consultation with its Audit Committee, determined that it was appropriate to delay the filing until the completion of the review of the issues raised. After completing an independent investigation of the issues raised, the Audit Committee concluded that no changes to the Company’s financial statements were required. The Company’s principal executive officer and principal financial officer considered the failure to file timely the Form 10-Q when assessing the effectiveness of the Company’s disclosure controls and procedures. Because the delay was not a result of a deficiency in the Company’s disclosure controls and procedures and no changes to the financial statements were required, the principal executive officer and principal financial officer concluded that the disclosure controls and procedures were effective notwithstanding the delayed filing.

H. Christopher Owings

Securities and Exchange Commission

September 25, 2008

Definitive Proxy Statement on Schedule 14A Filed December 31, 2007

Compensation Discussion and Analysis, page 8

Overview, page 8

13.	Comment: Please provide clear disclosure that addresses how decisions regarding particular components of your compensation program fit into your overall compensation objectives and affect decisions regarding other elements. Refer to Item 402(b)(1)(vi) of Regulation S-K. You provide some disclosure addressing each individual compensation component and you disclose qualitative factors considered for allocations and amount but, as a general matter, your disclosure lacks quantitative discussion of the analyses that underlie the Compensation Committee’s decisions to make specific awards and how decisions regarding one type of award motivate the committee to award other forms of compensation. Please revise the Compensation Discussion and Analysis to explain and place in context the relationship among the various components of compensation and why determinations with respect to one element may or may not have influenced the committee’s decisions with respect to other allocated or contemplated awards. Refer to Item 402(b)(1)(v) of Regulation S-K.

Response: In future filings, the Company will supplement the “Overview” and “Allocation and Amount” sections of the CD&A to disclose how decisions regarding particular components of the Company’s compensation program fit into the overall compensation objectives and affect decisions regarding other elements. The Company will also revise future CD&A disclosure to provide quantitative discussion of the analyses that underlie the Compensation Committee’s decisions.

In particular, the Company proposes to supplement the Overview section with the following disclosure:

The Company’s compensation program rewards executives for achievement of corporate and unit operating objectives, for their individual contributions to these results, and for optimization of stockholder returns. The majority of each executive’s total compensation opportunity is weighted toward incentive compensation tied to the financial performance of the Company and business unit and the long-term return realized by stockholders. When the Company does not achieve satisfactory financial results and/or its stock does not appreciate, the compensation that can be realized by the Company’s

H. Christopher Owings

Securities and Exchange Commission

September 25, 2008

executives may be substantially reduced. When the Company exceeds financial expectations and/or its stock price appreciates, the compensation that can be realized by the Company’s executives may be substantially increased. The Compensation Committee believes that this is the most effective means of aligning executive incentives with stockholders’ interests.

The Company also proposes to supplement the Allocation and Amount section to include the following disclosure after the second sentence of the second paragraph:

As a result, base salary, benefits and perquisites represent less than half of each executive’s potential compensation if the Company performs at expected levels reflecting the importance of performance-based compensation. The Company uses cash compensation primarily for short-term incentives and rewards, base salaries, matching contributions in its retirement plans, new hire signing bonuses and severance arrangements.

Process, page 8

14.	Comment: On page 8, your disclosure states that you look beyond the market data and place significant weight on, among other factors, individual job performance. On page 9, your disclosure states that the compensation committee “believes that a majority of the total compensation package should depend on the performance of the company. . . .” Please disclose what specific items of corporate and individual performance are taken into account in setting compensation policies and making compensation decisions. Refer to Item 402(b)(2) of Regulation S-K.

Response: The Company will revise the CD&A to disclose what specific items of corporate and individual performance, respectively, are taken into account in setting compensation policies and making compensation decisions.

The Company proposes to add the following language as a new third paragraph of the Allocation and Amount section on page 9:

When evaluating corporate performance, the Committee considers metrics such as revenue, earnings per share, return on equity, return on investment and return on net assets. When evaluating individual performance, the Committee considers the financial performance of the executive’s business unit, the overall leadership and management skills, the ability to identify, close and integrate business acquisitions, the success in attracting and retaining qualified subordinates, the executive’s success in achieving corporate and strategic objectives and the executive’s ability to work with peers and supervisors in an effective and collegial manner.

H. Christopher Owings

Securities and Exchange Commission

September 25, 2008

Compensation Consultants and Benchmarking, page 8

15.	Comment: You state that in fiscal 2007 “the company . . . prepared its own market analysis based on a methodology and peer group similar to that of previous reports prepared by outside consultants” and that the compensation committee “used it to help determine the market value compensation for the executive officers.” Please specify how each component of compensation relates to the data you analyzed from the peer companies and include a specific discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. Refer to Item 402(b)(2)(xiv) of Regulation S-K. Please also identify the peer companies used. In this regard, see Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Response: In future filings, the Company will identify the companies in the peer group. The Compensation Committee uses peer data and surveys to understand the range of compensation paid by peer companies. Although the Compensation Committee generally targets each component of compensation within the mid-range of compensation paid by the peer group, compensation is not set to meet specific benchmarks or percentiles within the peer group. Accordingly, the Compensation Committee does not believe it is meaningful to discuss where actual payments fall within the peer group.

The Company proposes to add the following disclosure to the Compensation Consultants and Benchmarking section:

The peer group includes the following lawn and garden and pet supplies companies and other consumer products companies: Acuity Brands, Church & Dwight, Del Monte Foods, FMC Corp., Hasbro, Inc., PetsMart, Petco Animal Supplies, Ralcorp Holdings, Scotts Miracle-Gro, The Toro Company, Terra Industries, Tupperware Brands and Wolverine Worldwide.

Generally, the Compensation Committee targets compensation within the mid-range of compensation paid by the peer group, but compensation is not set to meet specific benchmarks or percentiles within the peer group.

H. Christopher Owings

Securities and Exchange Commission

September 25, 2008

Salary, page 9

16.	Comment: You state that “historically, the named executive officers have received annual increases consistent with the cost-of-living increases with some performance element.” Please disclose the criteria the compensation committee used to determine performance element of the salary increases of the named executive officers.

Response: On certain occasions, the Compensation Committee will consider a performance element when setting salary increases for an executive officer. These occasions can incur when an officer is promoted or takes on substantial new responsibilities or the overall performance of the Company is such that the Compensation Committee determines it is appropriate to increase salaries beyond the typical cost-of-living increase. In these instances, the Compensation Committee has not used a single specific criteria to determine the performance element. As disclosed in the Salary section of the most recent CD&A on page 9, the Compensation Committee increased the prior Chief Executive Officer’s salary for fiscal 2007 above the normal cost-of-living increases based on the Company’s improved overall fiscal 2006 performance. To the extent applicable, the Company will revise its future filings to disclose the criteria that the Compensation Committee uses to determine the performance element of the salary increases of the named executive officers.

Cash Bonus, page 10

17.	Comment: The disclosure regarding the “Cash Bonus” compensation component states that you “set potential target bonuses for each named executive officer at the beginning of each fiscal year as a percentage of the base salary.” Your “Compensation Discussion & Analysis” should also cover actions regarding executive compensation that were taken after the end your last fiscal year if such disclosure could affect a fair understanding of the compensation granted for the past fiscal year. In this regard, please disclose the targets for the cash bonus compensation component for fiscal year 2007. Refer to Instruction 2 to Item 402(b) of Regulation S-K and Question 118.02 and Response 217.11 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Response: In future filings, the Company will disclose the potential target bonuses for each named executive officer for the last fiscal year and, if determined by the date of the filing of the proxy statement, the actual bonuses paid. Typically, the Compensation Committee does not determine prior year bonuses and current year bonus target percentages until January or February of the next year, well after the December mailing of the proxy statement for the February annual meeting. To the extent decisions are made prior to the mailing of the proxy

H. Christopher Owings

Securities and Exchange Commission

September 25, 2008

statement that are material to understanding the compensation granted for the past fiscal year, the Company will discuss these actions in its CD&A for the prior year. If decisions are made after the mailing of the proxy statement, the Company will file the required Form 8-K to report the compensation decisions.

The Company will include the following disclosure in its proxy statement for the annual meeting of stockholders in February 2009, which is scheduled to be mailed in late December.

	% of Fiscal 2007 Base Salary		Bonus For Fiscal 2007
Executive Officer	Target	Actual
Glenn W. Novotny	75%	0%	$0
William E. Brown	—	0%	$0
James V. Heim	50%	0%	$0
Stuart W. Booth	50%	0%	$0
Bradley P. Johnson	50%	0%	$0

The Company will also include the following disclosure relating to fiscal 2008 bonus determinations to the extent that these decisions have been determined prior to the mailing of its proxy statement in late December.

	% of Fiscal 2008 Base Salary		Bonus For Fiscal 2008
Executive Officer	Target	Actual
William E. Brown	—%		$
James V. Heim	50%	%	$
Stuart W. Booth	50%	%	$
Michael Reed	50%	%	$

18.	Comment: The disclosure regarding the “Cash Bonus” compensation component states that “compensation committee determines the actual amount of cash bonus awarded to each named executive officer . . . primarily by considering the financial results of the Company for the given year and such officer’s individual performance and contribution to the Company.” Please disclose the criteria the compensation committee used to determine the actual cash bonus amounts.

Response: When setting fiscal 2006 bonuses in January 2007, the Compensation Committee considered specific elements of the Company’s financial performance and the individual performance of the named executive officers. The Compensation Committee does not use formulas when setting actual bonuses, but rather considers various factors based on its detailed knowledge of the Company. The specific factors considered were set forth on page 10 of the proxy statement and are set forth below.

H. Christopher Owings

Securities and Exchange Commission

September 25, 2008

In determining the bonuses for fiscal 2006, the Committee considered the individual performance of each named executive officer and specific elements of the Company’s financial performance in fiscal 2006, including the increase in revenue, earnings per share, return on equity, return on investments and return on net assets compared to fiscal 2005. When determining Mr. Novotny’s fiscal 2006 bonus, the Committee also considered the number of acquisitions during the year and the success in integrating these and previous acquisitions. For Mr. Heim and Mr. Johnson, the Committee also considered the performance of the Company’s pet business and garden business, respectively.

In future filings, the Company will continue to describe the specific criteria considered by the Compensation Committee in determining actual cash bonus amounts.

Summary Compensation Table, page 14

19.	Comment: We acknowledge that Mr. Johnson has retired; however, with respect to the mortgage differential payments, please describe the methodology for computing the company’s aggregate incremental cost for this benefit. Refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Response: The Company computed the aggregate incremental cost of the mortgage differential payments by subtracting the amount of interest that would have been due under Mr. Johnson’s prior mortgage before joining the Company from the amount of interest paid for the same period on his home in California, multiplied by the applicable reimbursement percentage. If Mr. Johnson is required to appear in the summary compensation table of the proxy statement for the Company’s 2009 annual meeting of stockholders, the Company will include the following footnote to the perquisites tabular disclosure:

Pursuant to Mr. Johnson’s employment agreement, the Company agreed to reimburse Mr. Johnson over five years an amount equal to a percentage of the difference in interest cost from his prior home and the interest cost of the home that he purchased when he relocated to California. The reimbursement percentages were 100% during year 1, 90% during year 2, 75% during year 3, 50% during year 4, and 25% during year 5. The

H. Christopher Owings

Securities and Exchange Commission

September 25, 2008

Company computed the aggregate incremental cost to the Company by subtracting the amount of interest that would have been due under Mr. Johnson’s prior mortgage before joining the Company from the amount of interest paid for the same period on his home in California, multiplied by the applicable reimbursement percentage. The reimbursements were discontinued as of January 1, 2008. The amount includes $         in reimbursement of taxes owed as a result of the mortgage differential payment.

Potential Payments Upon Termination, page 20

20.	Comment: While the Commission has not mandated tabular disclosure of potential post-employment payments, we encourage you to present this information in a tabular format so that investors may assess clearly the amount of compensation to be received under the various scenarios that would lead to a named executive officer’s termination or change in control of the company. See Section VI of Securities Act Release 33-8732A.

Response: The Company will provide tabular disclosure of potential post-employment payments due in the event of termination or change in control of the Company in future filings.

21.	Comment: Please discuss how potential payments upon termination or change in control fit into your overall compensation objectives and affect the compensation committee’s decisions made regarding other compensation elements. Refer to Item 402(j)(3) of Regulation S-K.

Response: In future filings, the Company will provide the following additional disclosure in the Potential Payments Upon Termination section of the proxy statement.

As a general matter, potential payments upon termination or change in control are not part of the Company’s compensation objectives and are not used, except (i) when necessary to recruit new executives and (ii) to secure non-compete and post-termination consulting agreements that are intended to protect the Company’s confidential information and conditioned upon the executive not going to work for one of the Company’s principal competitors. The Company’s equity-based compensation plans and employment agreements do not provide for special payments to our named executive officers upon a change-in-control of the Company. As a result, the Compensation Committee’s decisions regarding other compensation elements are not impacted by these arrangements.

H. Christopher Owings

Securities and Exchange Commission

September 25, 2008

Review, Approval or Ratification of Transactions with Related Persons, page 22

22.	Comment: Please describe your policies for review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. While your disclosure would seem to indicate that your Audit Committee reviews such related persons transactions, your disclosure does not describe the pre-approval process in any detail. Refer to Item 404(b) of Regulation S-K.

Response: The Company will expand the disclosure in future filings as follows:

The Company’s Board of Directors has adopted a written related person transactions policy. The Audit Committee reviews the material facts of all interested transactions that require the Audit Committee’s approval and either approves or disapproves of the entry into any transaction in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) the Company is a participant, and (3) any executive officer, director or greater than 5 percent beneficial owner of the Company’s common stock (or an immediate family member of any of the foregoing) has or will have a direct or indirect interest. In determining whether to approve or ratify an interested transaction, the Audit Committee will take into account, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. If a director is a related party of an interested transaction he or she shall not participate in any discussion or approval of that interested transaction, except that the director shall provide all material information concerning the interested transaction to the Audit Committee. If an interested transaction will be ongoing, the Audit Committee may establish guidelines for the Company’s management to follow in its ongoing dealings with the related party. Thereafter, the Audit Committee, on at least an annual basis, shall review and assess ongoing relationships with the related party to see that they are in compliance with the Committee’s guidelines and that the interested transaction remains appropriate.

Form 8-K Filed February 7, 2008

23.

Comment: It appears that you have disclosed several non-GAAP financial measures including adjusted consolidated operating loss, adjusted garden products operating loss and adjusted pet products operating income as the amounts appear to exclude goodwill

H. Christopher Owings

Securities and Exchange Commission

September 25, 2008

impairment charges, gain of sale of property and legal settlement proceeds. Please revise to include the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K for each non-GAAP financial measure presented. Refer to Instruction 2 to Item 2.02 of Form 8-K.

Response: The Company disclosed several non-GAAP financial measures in its Form 8-K filed February 7, 2008. Although the Company provided a reconciliation of net loss to adjusted net loss, it inadvertently omitted to include a similar reconciliation for adjusted consolidated operating loss, adjusted garden products operating loss and adjusted pet products operating income which included the same reconciling amounts used in the reconciliation provided. In future filings, the Company will provide the disclosure required by Item 10(e) of Regulation S-K for all individual non-GAAP measures used.

If you have any questions about this filing, please contact me at (415) 773-5918 or Stuart W. Booth, the Company’s Chief Financial Officer at (925) 948-3675.

Very truly yours,

/s/ BRETT E. COOPER
Brett E. Cooper

cc:	Catherine Brown, Staff Attorney
Adam Phippen, Staff Accountant
William E. Brown
Stuart W. Booth
Michael D. Rudy, Deloitte & Touche LLP
John F. Seegal, Orrick, Herrington & Sutcliffe LLP

H. Christopher Owings

Securities and Exchange Commission

September 25, 2008

In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged:

/s/ STUART W. BOOTH
Stuart W. Booth
Executive Vice President and Chief Financial Officer